RECEIVED

2004 APR 19 A 10: 06

OFFICE OF INTERNATIONAL CORPORATE FINANCE

04024413

VIA COURIER
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.

Washington, D.C. 20549
U.S.A.

Re: Hannover Rückversicherung AG
Rule 12g3 - 2 (b) under the Securities Exchange Act of 1934 -
File No. 82-4627

April 7, 2004

SUPPL

Ladies and Gentlemen:

Reference is made to file no. 82-4627 and the exemption granted to Hannover Rückversicherung AG in connection with an American Depositary Receipt program.

In compliance with its duty to furnish to the Security and Exchange Commission the information as described in clauses (a), (b) and (c) of sub-paragraph (b) (1) (i) of Rule 12g3-2 after such information is made or is required to be made public by the company, Hannover Rückversicherung AG herewith submits a German and English version of the latest newsletter:"Moody's Rating".

Please contact the right undersigned by calling +49-511-5604-1501 if you have any questions or comments regarding the foregoing.

Best regards,

Eric Schuh

Anke Mathews

PROCESSED
APR 20 2004
THOMSON FINANCIAL

Enclosures

Hannover Rückversicherung AG

P.O. Box 61 03 69
30603 Hannover, Germany
Karl-Wiechert-Allee 50
30625 Hannover, Germany
Telephone +49/511/56 04-0
Fax +49/511/56 04-11 88
www.hannover-re.com

hannover re®

NEWSLETTER

The Hannover Re NewsLetter serves to provide institutional investors, financial analysts and journalists with background information on developments in the world of reinsurance including severe loss events, as well as to share new developments at Hannover Re.

Moody's Rating

- **Is unsolicited and**
- **Solely based on publicly available information**

Hannover, 7 April 2004: The rating agency Moody's Investors Service, Inc. announced yesterday that they have affirmed their insurance financial strength rating for Hannover Re of Baa1, but have revised the outlook up from "stable" to "positive".

On this matter we would like to state that Moody's have been publishing an unsolicited insurance financial strength rating of Hannover Re since 1998, which is solely based on publicly available information. For this reason the financial strength assessment of Moody's differs significantly from perceptions of other rating agencies.

The two leading rating agencies for the worldwide insurance and reinsurance industry, Standard & Poor's and A.M. Best, have awarded Hannover Re very strong insurer financial strength ratings (as of present AA- "Very Strong" and A "Excellent", respectively) over a period of more than ten years.

Throughout all these years the ratings awarded by these two agencies have been based on detailed information, which is the outcome of an interactive process. Hannover Re's Executive Board and its senior management grant both agencies an in-depth insight into the company's net assets, financial position, and results of operation; and usually even permits access to confidential information, such as business plans, strategic objectives and expectations regarding future developments, most notably the exceptionally high quality of the loss reserves and other provisions. Such inside knowledge, together with publicly available information, has formed the sound basis of Standard & Poor's and A.M. Best's evaluation of Hannover Re's financial strength, profitability and market position.

For further information, please contact Eric Schuh (tel. +49/511/56 04-15 00; fax +49/511/56 04-16 48, e-mail eric.schuh@hannover-re.com).

***Hannover Re**, with gross premiums of EUR 11 billion, is one of the five largest reinsurance groups in the world. It transacts all lines of property/casualty, life/health and financial/finite-risk reinsurance as well as program business. It maintains business relations with more than 3,000 insurance companies in about 150 countries. Its worldwide network consists of more than 100 subsidiaries, branch and representative offices in 19 countries. The rating agencies most relevant to the insurance industry have awarded Hannover Re very strong insurer financial strength ratings (Standard & Poor's AA- "Very Strong" and A.M. Best A "Excellent").*

Der InfoBrief ist ein Medium, mit dem die Hannover Rück institutionellen Anlegern sowie Finanzanalysten und -journalisten in unregelmäßigen Abständen Hintergrundinformationen zu Entwicklungen der Branche und zu außergewöhnlichen Schadenereignissen vermittelt und über Neues aus dem Hause der Hannover Rück berichtet.

Moody's Rating

- **erfolgt unaufgefordert und**
- **beruht nur auf öffentlich zugänglichen Informationen**

Hannover, 7. April 2004: Die amerikanische Ratingagentur Moody's Investors Service, Inc. hat gestern bekannt gegeben, dass sie das "Insurance Financial Strength" (IFS)-Rating für die Hannover Rück von Baa1 bestätigt, allerdings den Ausblick von "stable" auf "positive" angehoben hat.

Hierzu weisen wir darauf hin, dass Moody's seit 1998 unaufgefordert ein IFS-Rating der Hannover Rück durchführt, welches lediglich auf öffentlich zugänglichen Informationen beruht. Aus diesem Grunde weicht die Finanzkraft-Einschätzung von Moody's erheblich von den Erkenntnissen anderer Agenturen ab.

Die zwei führenden Ratingagenturen für die weltweite Erst- und Rückversicherungswirtschaft, Standard & Poor's und A.M. Best, haben Hannover Rück über einen Zeitraum von mehr als zehn Jahren sehr gute Finanzkraft-Bewertungen zuerkannt. Standard & Poor's bewertet die Hannover Rück momentan mit einem AA- ("Very Strong"), A.M. Best mit A ("Excellent").

Diese Ratings haben in all den Jahren auf ausführlichen Informationen basiert; sie stellen ein so genanntes "Interactive Rating" dar: Sowohl der Vorstand als auch das erweiterte Management der Hannover Rück geben beiden Agenturen detaillierten Einblick in die Vermögens-, Finanz- und Ertragslage und stellen dabei üblicherweise auch vertrauliche Informationen zur Verfügung, wie z. B. Geschäftspläne, strategische Ziele und Erwartungen über zukünftige Entwicklungen, insbesondere über die überdurchschnittlich hohe Qualität der Schaden- und anderer Rückstellungen. Diese über öffentlich verfügbare Informationen weit hinausgehende Kenntnislage ist die fundierte Basis zur Beurteilung der finanziellen Stärke, Profitabilität und Managementphilosophie der Hannover Rück durch Standard & Poor's und A.M. Best.

Für weitere Informationen wenden Sie sich bitte an Eric Schuh (Tel. 05 11/ 56 04-1500, Fax 05 11/ 56 04-16 48, E-Mail eric.schuh@hannover-re.com).

***Die Hannover Rück** ist mit einem Prämienvolumen von EUR 11 Mrd. eine der fünf größten Rückversicherungsgruppen der Welt. Sie betreibt alle Sparten der Schaden-, Personen- und Finanz-Rückversicherung sowie Programmgeschäft und unterhält Rückversicherungsbeziehungen mit mehr als 3.000 Versicherungsgesellschaften in rund 150 Ländern. Ihre weltweite Infrastruktur besteht aus über 100 Tochter- und Beteiligungsgesellschaften, Niederlassungen und Repräsentanzen in 19 Ländern. Das Deutschland-Geschäft der Gruppe wird von der Tochtergesellschaft E+S Rück betrieben. Die für die*

...

Versicherungswirtschaft wichtigen Rating-Agenturen haben sowohl Hannover Rück als a[illegible]h E+S Rück sehr gute Finanzkraft-Bewertungen zuerkannt (Standard & Poor's AA- „Very Strong"; A.M. Best A „Excellent").